Exhibit 99.1

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG
ISIN: ZAE000008819 (Suspended)
Nasdaq trading symbol: RANGY (delisted)
ADR ticker symbol: RNG
("Randgold" or "the Company")

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 13 December 2007, shareholders are advised to continue to exercise caution when trading in their shares over-the-counter until further announcements are made.

25 January2008
Johannesburg

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)